

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act

DIVISION OF
MARKET REGULATION



96 17 9662

November 27, 1996

Scott W. Campbell
Vice President and Associate General Counsel
Charles Schwab & Co., Inc.
The Schwab Building
101 Montgomery Street
San Francisco, CA 94104

Re: Online Services

Dear Mr. Campbell:

This letter responds to your letter dated November 25, 1996, in which you request relief from the broker-dealer registration requirements under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") on behalf of America Online, Compuserve, and Microsoft ("online services") if they agree to connect their subscribers to Charles Schwab & Co., Inc. ("Schwab") for a nominal, flat, per order fee. As you noted in your letter, online access to broker-dealers should help investors gain greater and more convenient access to the securities markets and their broker-dealers.

We understand that Schwab intends to enter into separate agreements with the online services under which the online services will allow Schwab to make its brokerage services available to the subscribers of the online services. For instance, a Compuserve subscriber could log on to that service and locate Schwab's icon through an online menu provided by Compuserve. By clicking on to Schwab's icon, the subscriber could access various brokerage services provided by Schwab. If it wished to do so, the subscriber could open an account with Schwab by accessing, completing, and returning account opening forms via the

130398

computer. After a subscriber has opened an account with Schwab, he or she will be able to send orders to purchase or sell securities electronically to Schwab, which will execute those orders and relate the relevant and required information about those orders to its customer. Schwab will take responsibility for orders once they have been received. Schwab has developed a series of order-entry, verification and acknowledgement screens (which customers can preview as tutorials) that lead the customer through the order-entry process and make clear when an order has been received by Schwab. With respect to Microsoft, in addition to enabling potential investors to access Schwab through the Microsoft Investor service, an area within Microsoft's Internet site, Microsoft will provide its subscribers with software that will enable them to download all of their brokerage information via the Internet and to consolidate and view that information on their desktop computers.

We also understand that the agreements Schwab intends to enter into with the online services will set forth the responsibilities of Schwab and each online service under the agreement. In particular, under the agreements, Schwab will be responsible for the accuracy of all advertising and sales materials relative to Schwab's financial services that are published by the online services; the online services and their employees will not be allowed to describe Schwab's brokerage services to subscribers other than by distributing these materials; and all advertising or sales material will clearly indicate that the subscriber or user of any of the online services will be a brokerage customer of Schwab and not of any of the online services. In addition, we understand that the online services and their employees will not recommend or endorse specific securities. Neither the online services nor their employees (except with respect to their own accounts) will take part (other than by routing messages) in the financial services offered by Schwab, including the opening, maintenance, administration, or closing of Schwab accounts, or the solicitation of trades, nor will they provide specialized assistance in resolving problems, discrepancies or disputes involving brokerage accounts or related securities transactions. The online services also will not answer questions or engage in negotiations involving brokerage accounts or related securities transactions; all such inquiries will be directed by the online service to Schwab's customer support personnel. The online services will not accept orders, select among broker-dealers or route orders for customers to markets for execution; all decisions concerning broker-dealer or market selection will be made by customers or Schwab. The online services will not handle customer funds or securities related to securities orders transmitted to Schwab or effect clearance and settlement of customer trades. The online services will not extend credit to any customer for the purpose of purchasing securities through, or carrying securities with, Schwab. Moreover, under the agreements, Schwab will compensate an online service by paying it a nominal flat fee for each order transmitted to Schwab. The amount of this fee will not vary depending on the number of shares or the value of the underlying securities comprising a customer order transmitted to Schwab, nor will the amount of this fee vary depending upon whether the order results in an executed trade.

Based on these facts and representations, the staff of the Division of Market Regulation will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if Schwab enters into agreements with the online services as discussed in your letter without the online services registering as brokers or dealers under Section 15(b) of the Exchange Act. This letter represents the views of the staff of the Division based on our understanding of the proposed arrangements between Schwab and the online services as discussed in your letter.[1] This staff position concerns enforcement action only and does not represent a legal conclusion regarding the applicability of the statutory or regulatory provisions of the federal securities laws. Moreover, this position is based solely on the

---

[1] Although not the subject of this request, a broker-dealer conducting business over the Internet should consider the extent to which it may be responsible for content provided by a third party. See, e.g., Securities Exchange Act Release No. 21383 (October 9, 1984), in which the Commission noted that a suitability "issue is raised to the extent that a broker-dealer or related entity provides investors research and analysis amounting to recommendations of individual securities through the computer brokerage system or accompanying data bases." See also "Ask the Analysts about Electronic Communications," NASD Regulatory & Compliance Alert (April 1996), in which the National Association of Securities Dealers, Inc. noted that a member must not link to a WEB site that the member knows contains misleading information about the member's products or services.

representations that you have made, and any different facts or conditions might require a different response.

Sincerely,



Richard R. Lindsey
Director

Charles Schwab

THE SCHWAB BUILDING • 101 MONTGOMERY STREET • SAN FRANCISCO, CA 94104 • (415) 627-7000

Securities Exchange Act of 1934,
Section 15

November 25, 1996

VIA FEDERAL EXPRESS

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. McGuire:

This letter requests that the Staff of the Securities and Exchange Commission advise Charles Schwab & Co., Inc., a registered broker-dealer ("Schwab"), that the Staff will not recommend any enforcement action against Schwab and certain online services if Schwab enters into compensation arrangements with such online services, as described more fully below, without the online services or any of their employees registering as brokers or dealers under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Background

As the Staff is aware, the online services industry, and the availability of services through the Internet,[1] is expanding quite rapidly, and the mix of providers is constantly changing. Schwab has been a leader in making electronic brokerage services available to its customers. Schwab was among the first major brokerage firms to enter into arrangements with online services (such as GEnie®). Online services have provided two important

[1] In its June 11, 1996 opinion enjoining application of the Communications Decency Act of 1996, the United States District Court for the Eastern District of Pennsylvania reported extensive "Findings of Fact" describing the history and nature of the Internet. *ACLU v. Reno,* 929 F. Supp 824 (E.D. Pa. 1996) (three judge panel). Among other things, the District Court found the Internet to be "a unique and wholly new medium of worldwide human communication."

services to Schwab and indirectly its customers. First, the online services have provided marketing and advertising space comparable to a newspaper, magazine, billboard or television network. Second, and more important, the online services have provided Schwab and its customers with network access and communications transmissions links. Through these links, Schwab's customers have been able to transmit their trade orders to Schwab, which has then effected the transactions as broker-dealer and issued confirmations and statements.[2]

Schwab now seeks to enhance the efficiency and convenience of its services to both new and existing customers by entering into arrangements with a broader mix of online services. As discussed below, Schwab proposes to pay certain online services nominal flat fees for each order transmitted to Schwab. These proposed payments are designed to better reflect the true usefulness to Schwab and its customers of arrangements with any given online service. We believe that by more closely aligning payments to online services with the usefulness of the arrangements, Schwab will be able to offer less expensive and more efficient brokerage services to customers.

Overview of Online Services

The online services with which Schwab has or may in the future establish arrangements include providers of services and content on computer networks, including the Internet, and may be grouped into three categories. The first, and more established in the marketplace, are commercial networks (*e.g.*, America Online, CompuServe, GNN, MSN, Netcom and Prodigy) and Internet access providers (*e.g.*, AT&T, Bell South, MCI, Pactel, Sprint and TCI). A second type of online service includes sponsors of World Wide Web electronic communities or search directories (*e.g.*, InfoSeek and Yahoo). Finally, a third category consists of software companies (*e.g.*, Microsoft, Intuit, Netscape and Meca).

One of the more established models for providing online services is the commercial online service, like America Online or CompuServe. These leading online services have traditionally operated as closed computer networks that allowed subscribers with personal computers and modems to dial into the services through local access telephone numbers. Subscribers typically have paid modest monthly or hourly subscription fees to such online services for network access. Once logged on, subscribers are able to access readily extensive subject matter areas maintained by a community of independent information content providers ("ICPs"). ICPs maintain information and content in the "native" environment of the commercial online service normally in segmented areas of the service

[2] Schwab takes responsibility for orders once they have been received. Schwab has developed a series of order-entry, verification and acknowledgment screens (which customers can preview as tutorials) that lead the customer through the order-entry process and make clear when an order has been received by Schwab.

accessible through user-friendly navigational menus. For example, in a financial services area of an online service, ICPs likely would include market data vendors, financial publications and financial service providers such as banks or broker-dealers.
In addition to access to content, subscribers are able to transact business with ICPs and communicate with each other and ICPs via e-mail. Today, most commercial online services also enable their subscribers to obtain broader access outside of the proprietary network to the Internet and other online services.

In contrast, an online service that offers its subscribers only access to the Internet likely will differ in several respects from a traditional commercial online service. First, such Internet access providers are not likely to have content of ICPs available in a closed "native" environment like traditional commercial online services. Instead, subscribers expect to access content by using the Internet access provider to view any number of sites on the World Wide Web operated by ICPs. Subscribers could also expect less navigational assistance in locating content of interest on the Internet. For example, an access provider may provide its own software "browser" together with a directory of Web sites listed by subject matter or subscribers may opt to use another browser entirely. In this type of environment, subscribers may require more knowledge and technical skills than in the more structured environments of traditional commercial online services.

As technology and customer demands change, distinctions between traditional commercial online services and simple Internet access providers, however, may become less pronounced. As noted above, commercial online services are providing enhanced access to, and integration with, the Internet. In addition, online services that have focused primarily on access to the Internet may enhance the "native" content on their networks and develop improved navigational tools.

World Wide Web-based communities or pages provide yet another online service model which is located and operated primarily at one or more Web sites. These Web sites may organize around subject matters or themes to attract user traffic to their sites. For example, Yahoo and Infoseek have heavily promoted their names and search capabilities for Internet access.[3] Business models vary greatly across such services, and sites are supported by various combinations of revenues such as advertising, "pay per view"-type transaction services and subscriptions.

Finally, although traditionally considered manufacturers of desktop applications such as spreadsheets, software companies like Microsoft and Intuit are exploring ways to integrate seamlessly desktop software "clients" with commercial online activity "servers"

[3] The respective URLs (Universal Resource Locators) for Yahoo and Infoseek are http://www.yahoo.com and http://www.infoseek.com.

through uniform standards, systems interfaces and links. For investors and other consumers of financial services, these developments promise to simplify the task of organizing data from multiple financial institutions and locations into one location. Similar to online banking systems, such desktop and online integration is expected to enable users to view their brokerage account positions, submit and receive transaction instructions and download data from their financial institutions. The communications transmitted between users and their financial institutions may travel through any number of dedicated networks or the Internet but would appear seamless to the user as a result of integrated standards, interfaces and links.

Proposed Compensation Arrangements

As part of Schwab's plans to better respond to changes in the online services industry, Schwab proposes to enter into or modify arrangements with the leading online services, America Online, CompuServe, and Microsoft ("Online Services" or, an "Online Service" as the context requires), pursuant to which Schwab would pay the Online Services a nominal flat fee for each order transmitted to Schwab, subject to the conditions listed below. Schwab's current and proposed arrangements with each of the Online Services, and the additional conditions that Schwab proposes now to incorporate into those arrangements to permit the payment of variable compensation along the lines described in this letter, are discussed in turn below.

Schwab's Current Arrangements with "Online Services"

Under the CompuServe arrangements, CompuServe is obligated to develop an interface, links and connectivity between its networks and Schwab which will allow CompuServe's subscribers to access Schwab's services through specified areas and navigational menus. In particular, CompuServe is responsible for the development and implementation of all network infrastructure and capacity. CompuServe also is responsible for maintaining and operating its online services in accordance with certain performance and service level standards.

Although CompuServe has final authority over the physical placement of Schwab's service, Schwab's service will be placed in prominent positions relative to other broker-dealers as agreed upon by the parties. CompuServe also agreed to provide network access or sign-on software to Schwab for distribution to Schwab's customers and others as agreed upon by the parties. The parties also agreed to provide each other general marketing support.

In the proposed America Online arrangement, America Online is obligated to provide connectivity to enable Schwab and America Online subscribers to communicate with each other and initiate transactions through Schwab's brokerage area. America Online also would agree to develop, manage and operate its network in accordance with certain performance standards and to provide all computer, telephone and other equipment required at America Online facilities to enable America Online members to access Schwab and its related sites. With respect to points of access to Schwab services, Schwab will be listed and available through certain designated subject matter areas and navigational menus. In addition to America Online providing diskettes of sign-on software, the parties generally will coordinate marketing activities related to the arrangement.

The online arrangement with Microsoft will enable investors to access Schwab through the Microsoft Investor service, currently an area within Microsoft's Internet site, msn.com. Microsoft Investor is a Web-based online service designed to provide investors with portfolio tracking, business news, stock quotes, historical market data and access to online trading services provided by participating broker-dealers like Schwab.

Future versions of Microsoft Investor may be incorporated into "client" software that would be loaded onto an investor's desktop computer from a CD-ROM or diskettes. These later versions of Microsoft Investor are still expected to rely on connectivity with the Internet for current news and information and investor access to participating broker-dealers.

Specifically, Microsoft Investor will be designed to enable investors to download via the Internet, consolidate and view all of their brokerage information in a single portfolio software application stored on the investor's desktop. In addition, investors will be able to place trades with Schwab initially through links to customized trading pages at Schwab's Web site, schwab.com. Later, such activity will be effected using Open Financial Connectivity ("OFC"), a data format designed to facilitate the transmission across the Internet of financial information instructions between a broker-dealer and an investor using client software like Microsoft Investor. In connection with such development, Microsoft and Schwab have agreed upon certain licenses and uses of OFC, OFC software modules and other software development tools.

During the initial phase of Web-linked connectivity between Microsoft Investor and Schwab, Microsoft is required to develop Microsoft Investor to enable users to hyperlink from the Microsoft Investor Web area to customized trading pages on Schwab's Web site. Microsoft also has agreed to operate Microsoft Investor in accordance with mutually agreed upon standards. In Microsoft Investor's later implementation of OFC, Schwab will develop an OFC converter system connected to the Internet that will translate OFC-formatted data streams into a format recognized by Schwab's back-end computer systems. Microsoft will further develop Microsoft Investor to enable investors to send and receive OFC-formatted data transmissions to and from Schwab. Among other things, the parties intend to enable Microsoft Investor users to look up their brokerage account positions and place trade orders with Schwab through Microsoft Investor.

Proposed Additional Conditions

Schwab proposes to enter into or modify arrangements with the Online Services pursuant to which Schwab would pay an Online Service a nominal flat fee for each order transmitted to Schwab, subject to the conditions listed below. Accordingly, the amount of the fee paid to an Online Service under the proposed arrangements would not vary depending on the number of shares or the value of the underlying securities comprising a customer order transmitted to Schwab or whether the order results in an executed trade. The precise fees paid under Schwab's arrangements with a particular Online Service would be negotiable and might vary according to relevant business, technological and service level considerations.

Schwab proposes to incorporate the following conditions into its arrangements with the Online Services entitled to receive such variable compensation:

1. Marketing Materials. Schwab will review and be responsible for the accuracy of all advertising and sales materials relative to Schwab's financial services that are published by the Online Service. The Online Service and its employees will be prohibited from describing Schwab's brokerage services to subscribers other than by distributing these materials. All advertising or sales material will clearly indicate that the subscriber or user of an Online Service will be a brokerage customer of Schwab and not the Online Service.

2. Limitations on Activities. Online Services will agree to the following limitations on activities:

   (i) The Online Service will not recommend or endorse specific securities.[4] Schwab, however, may continue to communicate with its customers and recommend specific securities.

   (ii) Neither the Online Service nor its employees (except with respect to their own accounts) shall take part (other than by routing messages) in the financial services offered by Schwab, including the opening, maintenance, administration, or closing of Schwab accounts, the solicitation of trades, or

[4] The Online Services may make available to their subscribers and users market data and investment research prepared by others, including Schwab or its affiliates, that are responsible for such content.

provide specialized assistance in resolving problems, discrepancies or disputes involving brokerage accounts or related securities transactions.

(iii) The Online Service will not answer questions or engage in negotiations involving brokerage accounts or related securities transactions. All such inquiries will be directed by the Online Service to the customer support personnel of the broker-dealer involved.

(iv) The Online Service will not accept orders, select among broker-dealers or route orders for customers to markets for execution. All decisions concerning broker-dealer or market selection will be made by customers or Schwab.

(v) The Online Service will not handle customer funds or securities related to securities orders transmitted to Schwab or effect clearance or settlement of customer trades.[5]

(vi) The Online Service will not extend credit to any customer for the purpose of purchasing securities through, or carrying securities with, Schwab.

3. Written Agreements. The arrangements between Schwab and an Online Service will be governed by a written agreement that will set forth the responsibilities of the parties and the compensation to be received by the Online Service. Schwab will provide a copy of the no-action letter Schwab receives from the Staff in response to this request to each Online Service. In addition to entering into agreements with Online Services, Schwab will have separate brokerage account agreements with subscribers or users of the Online Services who wish to access Schwab brokerage services through electronic media.

Discussion

Given today's environment of rapid and unpredictable technological change, the online service compensation arrangements proposed by Schwab are designed to enable broker-dealers to service investors more efficiently and at lower costs. With fewer fixed or arbitrary costs, broker-dealers would be able to service investors from a broader mix of online services. Investors would gain greater and more convenient access to the securities markets and their broker-dealers through a variety of online services. Schwab also believes that more flexibility in compensation arrangements will further the

[5] An Online Service that is a bank within the meaning of Section 3(a)(6) of the Exchange Act may effect electronic funds transfers to or from Schwab in connection with trade settlement or other transactions.

Commission's goal of assuring economically efficient transactions in securities and the efficiency of the order entry and execution process.[6] Finally, Schwab's proposal to move towards more variable compensation arrangements mirrors the clear technological trend away from closed, proprietary computer systems (with high fixed costs) towards open, distributed networks (with lower variable costs). As this trend progresses, investors should be expected to gain greater access to information, financial services and securities markets, all at lower costs.

The Commission and its Staff have questioned in the past whether transaction-related fees payable to an online service may give rise to broker-dealer registration requirements but have not had occasion to offer definitive guidance to the industry. In the 1984 Release, *Computerized Brokerage Systems,* the Commission said that it was "not addressing . . . whether a company that provides communication and information services and transmits orders between investors and broker-dealers for a transaction related fee would be required to register as a broker-dealer under Section 15(a) of the [Exchange] Act."[7] Given the relative youth of the personal computer industry at that time, it was not critical for the Commission to offer more guidance.

More than a decade later, however, the use of electronic media is more universally accessible and accepted. The securities industry, the Commission and its Staff have become increasingly sophisticated on the uses of electronic media and how it can help investors without compromising investor protection. Accordingly, Schwab believes that the time is ripe for the Staff to give broker-dealers latitude to enter into more efficient compensation arrangements with online services. The Staff's fairly recent no-action letter in *Quick America Corporation* (available June 18, 1993) appears to signal its willingness to offer more guidance in this area in recognition of the growing importance of computer usage in the delivery of securities brokerage, market data and related financial services. In addition, the Commission recently issued two significant interpretive releases to market participants to facilitate the use of electronic media under the federal securities laws and to encourage continued research, development and use of such media.[8]

---

[6] *See generally* Section 11A of the Exchange Act. *See also* footnotes 1 and 2 of SEC Release No. 34-21383 (October 9, 1984) (Computerized Brokerage Systems)(the "1984 Release").

[7] *See* footnote 4 of the 1984 Release.

[8] *See* SEC Release No. 33-7233; 34-36345; IC-21399 (October 6, 1995) (Use of Electronic Media for Delivery Purposes) and SEC Release No. 33-7288; 34-37182; IC-21945; IA-1562 (May 9, 1996) (Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information; Additional Examples under the Securities Act of 1933, Securities Exchange Act of 1934, and Investment Company Act of 1940).

In *Quick America,* Quick America Corporation ("Quick") had developed an online service which offered both a market data system and an order management system.[9] Quick's customers and broker-dealers would pay periodic monthly fees for their use of the system. In particular, Quick customers would be charged a flat fee for its server and for each workstation. The monthly server and workstation fees would vary according to the level of services provided. Participating broker-dealers would be charged for their lines into Quick's host computer.

In granting no-action relief to Quick for not registering as a broker-dealer under Section 15 of the Exchange Act, the Staff noted that:

> Quick will not charge any fees that are related, directly or indirectly, to the value of the completed customer transactions facilitated by the use of the Quick Order Management System.

Consistent with *Quick America,* the compensation arrangements with Online Services proposed by Schwab are not related to the value of the customers' completed transactions. Rather, as stated above, Schwab will pay a nominal flat fee to an Online Service for each transmission of an order to Schwab without regard to the number of shares or the value of the underlying securities comprising each order or whether the order results in an executed trade.

In addition, Schwab has incorporated into its proposed arrangements, described above, conditions identified by the Staff in *Quick America,* which were intended to clarify the respective roles of the Online Services (Quick) on the one hand, and the broker-dealers on the other. These conditions appear to have been designed to assure that Quick would not, in fact, be engaged in the business of "effecting transactions in securities for the account of others" or "buying and selling securities for its own account" within the definitions of broker and dealer found in Exchange Act Sections 3(a)(4) and 3(a)(5), respectively

On the basis of the foregoing, particularly in view of the fact that Schwab will be serving as broker-dealer and is a registered broker-dealer, we respectfully request that you advise us that the Staff will not recommend that the Commission take any enforcement action if Schwab and Online Services enter into arrangements described above without the Online

[9] Quick's Market Data System provided users with access to securities and futures market information, such as current prices, last trade, montages of quotes in different market centers, news wire stories, and the ability to display, analyze and format the information in various ways. The Order Management System enabled users to route orders to participating brokers, monitor the status of orders, receive electronic order reports from brokers and perform transaction analysis.

Services or any of their employees registering with the Commission under Section 15 of the Exchange Act.

If you wish to discuss this matter further, please contact the undersigned at (415) 636-6120.

Very truly yours,



Scott W. Campbell
Vice President and Associate General Counsel
Charles Schwab & Co., Inc.

cc: Richard Strasser, Esq., U.S. Securities and Exchange Commission